UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No.  )

                         Kestrel Energy, Inc.
                           (Name of Issuer)

                      Common Stock, No par value)
                    (Title of Class of Securities)

                              492545 10 8
                            (CUSIP Number)

                           S. Lee Terry, Jr.
                           Coudert Brothers
                  950 Seventeenth Street, Suite 1800
                        Denver, Colorado 80202
                            (303) 607-0888
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                             June 30, 2000
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

                         CUSIP No. 492545 10 8

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Golden Prospect Plc

2)   Check the Appropriate Box if a Member of a Group*

     (a) [ ]
     (b) [ ]

3)   SEC USE ONLY

4)   Source of Funds

     OT

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     LONDON, ENGLAND

Number of Shares         7)  Sole Voting Power       949,000
Beneficially Owned       8)  Shared Voting Power   1,657,800
By Each Reporting        9)  Sole Dispositive Power  949,000
Person With             10)  Shares Dispositive
                              Power                1,657,800

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,696,300

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     34.0%

14)  Type of Reporting Person

     OO

                             SCHEDULE 13D
                          GOLDEN PROSPECT PLC


Item 1    Security and Issuer

          No par value Common Stock ("the Shares") of Kestrel Energy, Inc. (the "Company"), 999 18th Street, Suite 2490, Denver, Colorado 80202

Item 2    Identity and Background

          (a)  Name:          Golden Prospect Plc

          (b)  Business       1st Floor, 143-149 Great Portland Street
               Address:       London W1N 5FB
                              ENGLAND

          (c)  Principal
               Business and
               Place of
               Organization:  A publicly traded mining investment
                              company registered in London,
                              England

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

         DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSON:

          (a)  Name:          Malcolm Alec Burne, Company Director

          (b)  Business
               Address:       Leigh Cottage
                              3 Claremont Drive
                              Claremont Park
                              Esher
                              Surrey KT10 9LU
                              UNITED KINGDOM

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Managing Director for Golden Prospect Plc
                              Same Address as for Golden

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   British
          -------------------------------------------------------------
          (a)  Name:          Neil Thacker MacLachlan, Company Director

          (b)  Business
               Address:       42A Lennox Gardens
                              London SW1X 0DH
                              ENGLAND

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Consultant, Markham Associates, an
                              investment and advisory company. Clients include Golden Prospect Plc
                              Same Address as Above

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   British
          -------------------------------------------------
          (a)  Name:          Nathan Anthony Steinberg,
                              Company Director

          (b)  Business
               Address:       9 Bancroft Avenue
                              London N2 0AM
                              UNITED KINGDOM

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Partner of Munslow & Messias
                              Chartered Accountants
                              Same Address as Above

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   British
          -------------------------------------------------
          (a)  Name:          Denis Ivan Rakich, Alternate Director

          (b)  Business
               Address:       8 Elstree Avenue
                              Meora 6050
                              WESTERN AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Company Secretary for Elstree Nominees
                              Pty Ltd.
                              Same Address as Above

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   Australian

          -------------------------------------------------

The Reporting Person owns 29.95% of Samson Exploration N.L. which beneficially owns 1,657,800 Shares (including Warrants to purchase up to 150,300 Shares), or 21.2%, of the Company.

     DIRECTORS AND EXECUTIVE OFFICERS OF SAMSON EXPLORATION N.L.:

          (a)  Name:          Malcolm Alec Burne, Company Director

          (b)  Business
               Address:       Leigh Cottage
                              3 Claremont Drive
                              Claremont Park
                              Esher
                              Surrey KT10 9LU
                              UNITED KINGDOM

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Company and Managing Director for Golden
                              Prospect Plc
                              Same Address as for Golden

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   British
          -------------------------------------------------
          (a)  Name:          Neil Thacker MacLachlan, Company Director

          (b)  Business
               Address:       42A Lennox Gardens
                              London SW1X 0DH
                              ENGLAND

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Consultant, Markham Associates, an
                              investment and advisory company. Clients include Golden Prospect Plc
                              Same Address as Above

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   British
          -------------------------------------------------
          (a)  Name:          David Thorwald Cairns, Company Director

          (b)  Business
               Address:       119 Grant Street
                              Cottesloe 6001
                              WESTERN AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Geologist for Resolute Limited
                              Holding & Oil and Gas Exploration Company
                              Level 10, Exchange Plaza
                              2 The Esplanade
                              Perth 6000
                              WESTERN AUSTRALIA

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   Australian
          ------------------------------------------------
          (a)  Name:          Denis Ivan Rakich, Company Director

          (b)  Business
               Address:       Elstree Nominees Pty Ltd
                              8 Elstree Avenue
                              Meora 6050
                              WESTERN AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Company Secretary
                              Same Address as Above

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   Australian


Item 3.   Source and Amount of Funds or Other Consideration

          Effective June 30, 2000, the Reporting Person acquired 915,000 Shares and warrants to purchase up to an additional 87,500 Shares when it merged CIBC Eyres Reed Australian Resource Fund into the Reporting Person. The Reporting Person already owned 34,000 Shares and warrants to purchase up to an additional 2,000 Shares, which made its aggregate ownership in Kestrel after the CIBC transaction 949,000 Shares and 89,500 warrants to purchase Shares. In exchange, CIBC received 1,371,775 shares of the stock of the Reporting Person. The exchange was finally consummated in November 2000.

Item 4.   Purpose of Transaction

          The Shares were acquired for investment purposes.

          (a)  None.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a) 2,696,300 Shares of Common Stock (34.0%) beneficially owned.

          (b)  Number of Shares as to which there is sole power to vote
          - 1,038,500; shared power to direct the vote - 1,657,800; sole power to direct the disposition - 1,038,500; shared power to direct the disposition - 1,657,800.

          (c)  See Item 3.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

          None.
                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GOLDEN PROSPECT PLC


Date: 30, April, 2001              By:/s/Denis Ivan Rakich
                                     Denis Ivan Rakich, Director